Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

September 25, 2024

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Gold Ltd

Registration Statement on Form F-4

Filed June 14, 2024

Amendment No. 1 to Registration Statement on Form F-4

Filed July 5, 2024

File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated August 2, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”). Concurrent herewith, we are filing Amendment No. 2 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 2”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Registration Statement on Form F-4

Questions and Answers for Shareholders of Perception, page ix

1.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been added on pages xiv, 70 and 130 to state that no additional consideration was provided to those shareholders who agreed to waive their redemption rights.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Summary of the Proxy Statement/Prospectus, page 1

2.	Please provide organizational diagrams reflecting your corporate structure prior to and upon completion of the proposed transactions.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 4 and 143 of Amendment No. 2 to provide the requested organizational diagrams.

3.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. For example, we note the Sponsor and Perception’s officers and directors (or their affiliates) have made loans to Perception to fund certain capital requirements.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the aggregate dollar amount and nature of what the sponsor and its affiliates have at risk has been disclosed on pages xxii, 10, 11, 94, and 95. Please note that while the Former Sponsor had made loans for working capital purposes, in connection with the transfer of control to the Managing Sponsor in November 2023, the Former Sponsor forgave all such loans. While the Company has incurred debt since that date, no loans have been made by the Managing Sponsor or any of Perception’s officers, directors or affiliates that remain outstanding nor are any such loans contemplated.

4.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. For example, we note your Sponsor or an affiliate of your Sponsor or certain of your officers and directors may, but are not obligated to, loan you funds as may be required, and if you complete your initial business combination, you would repay such loaned amounts, and up to $1,500,000 of such loans may be convertible into Private Placement Warrants of the post-business combination entity. Additionally, please revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

RESPONSE: In response to the Staff’s comment, a dilution analysis has been added on pages xii, 7 and 111 of Amendment No. 2, together with all assumptions made. The key terms of the various convertible securities have been described on page xi. As noted in response to Comment 1, there are no working capital loans outstanding that could convert into Private Placement Warrants nor are any such loans contemplated.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

5.	Please revise to make clear here and throughout the filing that the Bogoso Preastea Mine has suspended operations and is an exploration stage property that will need to be restarted, and that this will require significant start up costs. Additionally, state that as of (the latest practicable date), the target company has generated no revenue. Please also provide an estimated timetable for when you believe you will begin operations, describe all material licenses and approvals required in order to restart operations, and state the status of each.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised throughout Amendment No. 2 to clarify that the Bogoso Prestea Mine has suspended operations and is an exploration stage property that will need to be restarted, and that this will require significant start-up costs. Additionally, the disclosure clarifies that BGHL has generated no revenue. It is the objective of BGHL to bring the mine back into production as soon as the necessary mechanical, engineering and metallurgical test work has been completed. BGHL intends to complete a further definitive feasibility study of the refractory project within 18 months. BGHL will endeavor to acquire the following material licenses and approvals by November 2024: Environmental Permit, Mine Operating Permit, Fire Certificate, Export Gold Permit, and Water Usage Permit.

Tax Laws Relating to Mining, page 14

6.	Revise to clarify your references to the Obuasi TCA for AGA Ghana and to AGA Iduapriem. These entities do not appear to be listed elsewhere in the prospectus.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 14 of Amendment No. 2 by removing references to Obuasi TCA for AGA Ghana and AGA Iduapriem as they are not applicable to Blue Gold.

Risk Factors

Regional Risk Factors

The Government of Ghana has the right to increase its interest in certain subsidiaries., page 28

7.	Revise this factor and related disclosure elsewhere to clarify whether the “golden share” would provide Ghana with a pre-emptive right to purchase all gold and other minerals produced. Also clarify the material terms (including any pricing formula) pursuant to which Ghana would be entitled to make such purchases.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on page 28 of Amendment No. 2 has been revised by removing such risk in its entirety. The government has a statutory pre-emptive right to purchase all gold produced, which right exists separately from the government’s right to acquire golden shares. The pre-emptive right is rarely used, however, the government has recently (and on the back of its gold for oil (G4O) initiative) directed all large-scale mining companies to sell 20% of all their refined gold to the Bank of Ghana (in Ghana Cedis) before any exports.1 No pricing formula is prescribed by statute in connection with the exercise of government’s pre-emption rights. In the example cited above, the gold was purchased at the spot price with no discounts.2 The Government of Ghana does not have the right to increase its equity stake in Blue Gold.  Any increase would only be through bilateral agreement.

[1]	https://www.pmmc.gov.gh/directives-gold-4-oil-programme/. See also https://eiti.org/sites/default/files/2023-01/2020%20GHEITI%20Mining%20Sector%20Reconciliation%20Report_compressed_0.pdf at page 94
[2]	Ibid

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Any downturn in Ghana’s economy may impact BGHL’s growth, profitability and ability to continue BGHL’s operations., page 29

8.	We note the discussion of historically high inflation, including the statement that “inflation dropped to 41% and the Cedi has been on an appreciating path against the USD in the second quarter.” Please provide updated disclosure, and explain the reference to being on “an appreciating path against the USD.” Also, identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on page 30 of Amendment No. 2 has been revised. The value of the Cedi relative to the USD improved during second quarter of 2023, but since then has continued to depreciate against the USD. As a result, the impact of any inflation in local costs has been offset by the depreciation in the value of the Cedi against the USD, given that the Company’s revenues will be in USD.

Company Risk Factors, page 47

9.	We note your sponsor is a Cayman Islands limited liability company, and a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwised involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised to clarify that both the Managing Sponsor and the Former Sponsor are Delaware limited liability companies, not Cayman Islands limited liability company. The requested Risk Factor entitled “We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited” has been added on page 49 of Amendment No. 2.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

10.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: In response to the Staff’s comment, a table has been added on page xiii disclosing the effective underwriting fee on a percentage basis at reach redemption level presented.

11.	Revise the risk factor “If we are deemed to be an investment company” to note that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also disclose the consequences to investors if you are required to wind down your operations as a result of this status.

RESPONSE: In response to the Staff’s comment, the referenced risk factor has been revised to include the specified disclosure on page 55 of Amendment No. 2.

12.	We note your disclosure on page 125 that to finance transaction costs in connection with the initial business combination, your Sponsor or an affiliate of your Sponsor or certain of your officers and directors may loan you funds, and if you complete your initial business combination, you would repay such loaned amounts. Please provide a risk factor detailing the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

RESPONSE: In response to the Staff’s comment, a new Risk Factor entitled “Holders of Class A Ordinary Shares received in our financings may be able to make a substantial profit at stock prices below $10.00” has been added on page 60 of Amendment No. 2 to discuss the material differences between the securities received in connection with recent financings and the public shares. For the information of the Staff, while the Company’s IPO prospectus provided for the possibility of the sponsor providing working capital loans, a portion of which could be converted into private placement warrants, there are no such loans outstanding or currently contemplated. The Former Sponsor had made such loans, which loans were all forgiven in connection with the transfer of ownership.

13.	Please highlight the risk here and throughout the filing that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and on pages x, xxii, 5, 11 and 95. The Company respectfully notes that there was an existing Risk Factor entitled “Since our Managing Sponsor, officers and directors will lose their entire investment in us if the Business Combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for the Business Combination. Additionally, since our Managing Sponsor, Former Sponsor and other initial shareholders only paid approximately $0.004 per Founder Share, our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value” on page 60 of Amendment No. 2 discussing this risk.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Risks Relating to our Management Team

If our management following the Business Combination is unfamiliar with United States securities laws, page 59

14.	Rather than providing generic risk factors, ensure that your risk factors are tailored to your particular facts and circumstances. For example, please update this risk factor to take into account the expected composition of your management team that you will disclose under “Board of Directors and Management” at page 148.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 60 of Amendment No. 2 to update the risk factor to confirm that four of the expected seven members of the management team and those that we will disclose under “Board of Directors and Management,” in the next amendment, do not have prior experience as directors of US listed companies and are unfamiliar with United States securities laws. The other three directors all have prior experience as directors of companies listed on regulated exchanges in the US.

General Risk Factors

Because we are incorporated under the laws of the Cayman Islands, page 63

15.	Confirm that the referenced legal counsel will supply its consent to the disclosure that appears in this risk factor. See Securities Act Rule 436(a).

RESPONSE: In response to the Staff’s comment, we hereby confirm that the required consent will be provided as Exhibit 23.3 to a subsequent amendment.

Background of the Business Combination, page 82

16.	Please provide additional details regarding the 80 opportunities reviewed by the former sponsor, and disclose why the Perception Board declined to consider any additional targets aside from BGHL.

RESPONSE: In response to the Staff’s comment, additional disclosure has been added on page 85 as provided by the Former Sponsor regarding opportunities that were considered and to disclose why the Board did not consider any additional targets. Due to their having ceased involvement with Perception, the Former Sponsor declined to provide further details on both their pipeline and further specifics of the one opportunity that entered into advanced negotiations.

17.	Revise to name the actual individuals involved in the process described in this section. For example, please identify (1) the “colleagues” of Mr. Tan with whom he consulted on or after November 1, 2023; (2) those individuals who signed the November 3, 2023 term sheet; (3) each board member who voted in favor of the transaction in December; and (4) each of the “parties” who signed the business combination agreement.

RESPONSE: The disclosure has been revised on pages 86, 87, 88 and 89 in accordance with the Staff’s comment.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

The Perception Board’s Assessment of Valuation, page 87

18.	We note your disclosure stating that the Perception Board conducted a valuation assessment and concluded that a pre-money valuation of $114.5 million represented a good investment, considering an AISC estimate of $890/ounce and a production estimate of 4 million ounces of gold from the Bogoso Prestea Mine, which would represents $8 billion in potential revenue at $2,000 per ounce. Please expand your disclosures to address the following points.

●	Describe the nature and extent of any due diligence performed by the Perception Board in determining there was a reasonable basis for the estimates of production and costs and in formulating their view on the valuation.

●	Indicate whether the production and cost estimates are fully supported by the technical report summary and if this is not the case, identify the source of the estimates and describe the manner by which this information has been compiled.

●	Indicate the extent to which the production estimate is attributable to a class of mineralization, such as inferred, indicated, or measured resources, and proven or probable reserves, and clarify whether such classifications utilized are fully consistent with the definitions in Item 1300 of Regulation S-K.

●	Describe the levels of accuracy associated with the estimates of production and costs – to include differentiation based on the resource and reserve classifications and considering the nature of the geological work underlying the technical report summary which appears to be an initial assessment.

●	Explain that in preparing its estimates of mineral resources the company has not demonstrated economic viability of any mineralization on the property.

●	Provide a summary of the key assumptions underlying the estimates of production and costs and the range of reasonably possibly variations in those assumptions and the associated effects on the estimates of production and costs.

●	Disclose the amount of capital expenditures estimated to be required to conduct the additional exploration work necessary to convert resources to reserves and to develop the mine and commence production; also indicate the level of accuracy in the estimate and identify the person who prepared the estimate.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

●	Describe any encumbrances on future gold production such as royalties and excise taxes and explain how these have been assessed.

●	Explain how the pre-money valuation amount was determined and whether the Perception Board believes that it has adequately considered the uncertainties inherent in the estimates of production and costs, including the uncertainties inherent in estimates of the underlying mineralization, in formulating its view.

●	Describe and quantify any costs that are reasonably likely to be incurred as part of the effort to transform the property into a producing mine that have not been considered by the Perception Board in formulating its view on the valuation.

●	Address the possibility that the effort to transform the property will not be successful.

RESPONSE: The disclosure has been revised on page 90 on Amendment No. 2 in accordance with the Staff’s comment. In addition, the Company respectfully advises the Staff that there was no mathematical formula that rendered such valuation; rather, the valuation was initially proposed by the Company based on, among other things, its consideration of Blue Gold’s resource estimates, including the unit economics and long-term AISC, and the Company management’s decades of experience in valuing, transacting, and operating in mining and heavy industrial contexts, taking into account, among other factors, the fundamentals of the precious metals sector, the exploration-stage nature of Blue Gold, the royalties and encumbrances on the Company’s prospective cash flows, and the execution risks inherent in restarting and scaling production. Finally, the Company respectfully advises the Staff that all discussions the Company had and information the Company received from Blue Gold subsequently shared with its Board, that the Board considered in arriving at its $114.5 million valuation, have been disclosed in this Amendment.

The Perception Board’s Reasons for the Approval of the Business Combination, page 87

19.	Under “Results of Due Diligence Conducted by Perception at the time of Signing,” it is unclear whether members of the Perception Board other than Mr. Gaenzle considered BGHL projections. Please revise to clarify. In that regard, we note the disclosure at page 84 regarding due diligence performed by Mr. Tan and Mr. Gaenzle, as well as the assertion at page 87 that the board was not provided with projections or forecasts “at any time.” Insofar as Mr. Gaenzle is a member of the board, explain the basis for asserting that the board did not receive such information.

RESPONSE: The referenced disclosure has been revised on page 91 of Amendment No. 2 in accordance with the Staff’s comment.

Interests of Perception’s Directors and Officers in the Business Combination, page 90

20.	We note the disclosure that upon consummation of the Business Combination, a transaction fee equal to $8,050,000 will be payable to Citigroup Global Markets Inc., and Barclays Capital Inc., which were co-book-running managers for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Citigroup and/or Barclays that they will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

RESPONSE: In response to the Staff’s comment, Amendment No. 2 has been revised throughout to disclose that the co-book-running managers for the IPO resigned and waived their right to receive the deferred fee.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Material Tax Considerations, page 97

21.	The caption in the table of contents differs from the placeholder caption which appears at page 97. Please provide a discussion of the material tax consequences which addresses the business combination and the merger, the subject of the first two numbered proposals. Also include an opinion of counsel or of an independent public or certified public accountant supporting the tax matters and consequences to the shareholders as described in the filing if such tax matters are material. See Item 21(a) of Form F-4; Item 10.E of Form 20-F; and Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure beginning on page 101 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 98

22.	We note your disclosure on page F-9 that pursuant to the purchase agreement, Blue Gold Bogoso Prestea Ltd will be 90% owned by BGHL and 10% owned by the Government of the Republic of Ghana. On May 1, 2024, the transfer of assets pursuant to this purchase agreement was completed. Please depict this acquisition in your pro forma condensed combined balance sheet as of March 31, 2024 assuming that the acquisition occurred on March 31, 2024. Also, present the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, assuming that the acquisition occurred on January 1, 2023.

RESPONSE: In response to the Staff’s comment, the Company has revised the “Unaudited Pro Forma Condensed Combined Financial Statements” section which begins on page 109 of Amendment No. 2.

Information About Perception, page 110

23.	Provide updated and consistent disclosure regarding the number of public shares redeemed, and provide a definition for the referenced “Extension Meeting.” We note the different disclosure that appears at page xv in that regard.

RESPONSE: In response to the Staff’s comment, the Company has added definitions and clarified throughout Amendment No. 2 the various extension meetings and the number of public shares redeemed at each.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

24.	Revise the biographical sketches you provide for Messrs. Gaenzle and Stanfield to clarify the dates each began serving in the listed capacities and, in light of their other listed positions, quantify how much of their professional time each devotes to your business and affairs.

RESPONSE: In response to the Staff’s comment, the biographies have been revised on page 125 of Amendment No. 2 to disclose the start dates and on page 129 of Amendment No. 2 to disclose the amount of time devoted to the Company.

Information About BGHL, page 130

25.	Please expand your disclosure of mineral resources on page 131 to include the point of reference, mineral price, cut-off grade(s), and metallurgical recovery factors associated with the estimates in your resource table to comply with Item 1304(d) of Regulation S-K. We note that you report as non-GAAP measures all-in-sustaining costs (AISC), including several variations, along with your mineral property disclosures on pages 87, 88, 132, 133, and 136. In the paragraph preceding the chart on page 132, you appear to attribute your AISC measures to the technical report summary, or to details within the technical report summary, though without adequate details of the assumptions involved. We see that you have included a chart listing the types of costs included in AISC and illustrating the calculation, though without providing any numerical details to support your estimates of AISC.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Mineral Resource Estimates disclosures on pages 144 and 145 to include the point of reference, mineral price, cut-off grades and metallurgical recovery factors, repeated below.

Bogoso Prestea Project Mineral Resource Estimate (1st April 2024)
		Tonnes (Mt)	Au (g/t)	Cut-Off Grade (Au g/t)	Metallurgical Recovery (%)
Open Pit	Measured Mineral Resources	13.98	1.87	0.7	96
	Indicated Mineral Resources	61.98	1.98	0.7	96
	Measured + Indicated Mineral Resources	75.97	1.96	0.7	96
	Inferred Mineral Resources	11.70	1.90	0.7	96
Underground	Measured Mineral Resources	0	0	5.2	96
	Indicated Mineral Resources	0.63	15.98	5.2	96
	Measured + Indicated Mineral Resources	0.63	15.98	5.2	96
	Inferred Mineral Resources	0.47	12.70	5.2	96

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

The assumptions used for the MRE calculations are:

●	The effective date of the Mineral Resource estimate is 1st April 2024;

●	Open pit Mineral Resources are reported within optimised open pit shells at an effective Au price of $2,050/oz (RF1.35 based on a base case of $1,500/oz

●	Open pit Mineral Resources are reported to a cut-off grade of 0.7g/t Au for both free milling and refractory material, based on a gold price of UD$1950/oz;

●	Underground Mineral Resources are reported to a cut-off grade of 5.2g/t Au, based on a gold price of UD$1950/oz;

●	Mineral Resources do not include material in TSF 1;

●	Mineral Resources are material which satisfies the requirement that they have reasonable prospects for eventual economic extraction (RPEEE); and

●	Mineral Resources are reported INCLUSIVE of material which may fall into the Reserve category upon application of appropriate mining factors.

AISC has been calculated as follows, and includes expenditure for government royalty, direct operating costs and stay-in-business (sustaining) capital expenditure; expressed as a life-of-mine total and on a cost per ounce basis.

This tabulation has been added to the Technical Report Summary in Section 19.1

The QP considers the accuracy and contingency of the data used to generate the presented totals, and as such, the estimation of AISC to be within a Scoping Study level.

All In Sustaining Cost (AISC) Calculation
Government Royalty Payable (US$M)	Government Royalty	389.6
Total Community Contributions (US$M)	Government Royalty	7.8
Total Mining Costs (US$M)	Direct OPEX	790.5
Total Processing Costs (US$M)	Direct OPEX	1,882.4
Total G&A (Direct) Costs (US$M)	Direct OPEX	158.8
Asset Retirement Obligation – Paid (US$M)	SIB CAPEX	45.0
Mining Sustaning Capex (US$M)	SIB CAPEX	380.0
Total AISC (US$M)		3,654.1
Gold Produced (oz)		3,885.4
Total AISC (US$/oz)		940.5

These cost estimates have a tolerance of +/- 50%, and a maximum 25% contingency, both of which will be reduced as metallurgical testwork and feasibility studies are undertaken.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

26.	Tell us how you have appropriately associated the AISC measures with the technical report summary or explain to us how you are able to show a reasonable basis for the inclusion of the measures. Please provide us with the respective calculations including charts corresponding to the illustration on page 132, with all of the numerical details underlying your estimates of AISC.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the AISC measures with the Technical Report Summary have been revised. The parameters for calculating the AISC are set out in the Key Project Statistics table on page 147 of Amendment No. 2. The basis for the calculations are also set forth within Section 19.1 of the Technical Report Summary summarized here as follows:

AISC has been calculated as follows, and includes expenditure for government royalty, direct operating costs and stay-in-business (sustaining) capital expenditure; expressed as a life-of-mine total and on a cost per ounce basis.

This tabulation has been added to the Technical Report Summary in Section 19.1

The QP considers the accuracy and contingency of the data used to generate the estimation of AISC to be within a Scoping Study level.

All In Sustaining Cost (AISC) Calculation
Government Royalty Payable (US$M)	Government Royalty	389.6
Total Community Contributions (US$M)	Government Royalty	7.8
Total Mining Costs (US$M)	Direct OPEX	790.5
Total Processing Costs (US$M)	Direct OPEX	1,882.4
Total G&A (Direct) Costs (US$M)	Direct OPEX	158.8
Asset Retirement Obligation – Paid (US$M)	SIB CAPEX	45.0
Mining Sustaning Capex (US$M)	SIB CAPEX	380.0
Total AISC (US$M)		3,654.1
Gold Produced (oz)		3,885.4
Total AISC (US$/oz)		940.5

These cost estimates have a tolerance of +/- 50%, and a maximum 25% contingency, both of which will be reduced as feasibility studies are undertaken.

27.	We note that you have included various cost estimates and economic indicators throughout the filing, many of which appear to have come from the technical report summary. As the technical report summary is an initial assessment, the utility of the optional cash flow analysis is generally limited to demonstrating economic potential, where the accuracy of the operating and cost estimates is generally plus or minus 50% with a contingency level of no greater than 25%, as noted in Item 1302(d)(4) of Regulation S-K.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Please expand your disclosures of cost estimates and economic indicators that are associated with the cash flow analysis in the technical report summary to clearly state the accuracy and contingency levels that are associated with the measures and to clarify that the numbers are based on an initial assessment. This disclosure should be included in each instance where such estimates and indicators are presented.

RESPONSE: The Company acknowledges the Staff’s comments and has revised disclosure on pages 156 and 157 to clearly qualify the accuracy and contingency levels that are associated with the measures, and to clarify that the numbers are based on an initial assessment.

28.	We note your disclosures on page 133 of cashflows and net present values based on a range of gold prices and a range of discount rates. Please tell us if these numbers have come from your technical report summary and if this is not the case, identify the source or explain how you have established a reasonable basis for these numbers.

RESPONSE: The Company acknowledges the Staff’s comments and confirms that the numbers for the range of gold prices and range of discount rates have been extracted from the Technical Report Summary, in Sections 2.2 and 19.5. The numbers were reviewed by an Independent Competent Person, who determined to be reasonable based on a comparative study with similar projects in similar jurisdictions. Further, the Company advises the Staff that the disclosure on pages 148 and 149 has been revised to align with the figures given in the finalized SK-1300.

Please also explain to us the extent to which the figures disclosed include economics associated with tailings reprocessing; and if such economics have been included also clarify the extent to which contained gold in your tailings facility is also included in your resource estimates; if this is the case, identify the particular section of the technical report summary where this is confirmed.

RESPONSE: The Company acknowledges the Staff’s comments and advises the Staff that it has revised disclosures on pages 149 and150 to remove the figures associated with tailings reprocessing and the economics associated with them. Further, the Company informs that those revisions to Amendment No. 2 align with the finalized SK-1300 report, in which an economic assessment of the tailings reprocessing is excluded. The decision to exclude the tailings reprocessing from the SK-1300 was made by the Company in consultation with the independent consultants after the initial Amendment No. 1 had been filed.

However, if mineralization associated with tailing reprocessing is not included in the resource estimates, any cashflow metrics that include economics associated with tailings reprocessing should be revised to exclude the associated cash flows.

RESPONSE: The Company acknowledges the Staff’s comments and informs that it has revised disclosures on pages 146, 147, 148, and 149, along with the SK-1300 exhibit pages 192 and 194, to exclude the cash flows associated with the tailing reprocessing, considering the exclusion of the tailing reprocessing in the resource estimates.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

29.	Please disclose whether you plan to complete a preliminary feasibility study or a feasibility study prior to starting mining operations and if so also describe your expectations as to the timeframe; otherwise, include a discussion of the elevated risks associated with mining resources for which economic viability has not been established.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised disclosure on page 146 of Amendment No. 2 and further clarifies that it plans to complete a mechanical and engineering review of the processing plant, and tailings storage facility prior to starting mining operations, as well as further metallurgical test work. Further, the Company advises that it plans to complete a Detailed Feasibility Study with respect to the planned mining of the refractory Sulphide ores before commencing the project. The Company estimates that such study is expected to be completed within 18 (eighteen) months of closing the Business Combination.

To the extent this falls short of a preliminary feasibility study, there will be an elevated risk caused by less certainty on the ounces in the ground, the recovery and costs associated with mining operations in that period.

30.	We note your disclosures on pages 130 and 133 referring to the Bogoso Prestea Mine as a development-stage project. However, as it appears that you have not established proven or probable mineral reserves, as further addressed in other comments in this letter, your project should be characterized as an exploration stage project, consistent with the definitions under Item 1300 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comments and advises that it has revised the disclosures on pages 1, 17, 36, 144, and 149 to refer to the Bogoso Prestea Mine as an exploration stage property consistent with the definitions under Item 1300 of Regulation S-K. Further, the Company has removed any references to mineral reserves disclosures and development-stage project, as the Bogoso Prestea Mine is an exploration stage property.

Please revise this disclosure and more generally discussions of the Bogoso Prestea Mine elsewhere in the filing as necessary to clarify that it represents an exploration stage project because you have not demonstrated the economic viability of the mineral resources disclosed, as would be required to report mineral reserves.

RESPONSE: The Company acknowledges the Staff’s comments and informs the staff that it has revised disclosures throughout Amendment No. 2 and Section 13.5 of the Technical Report Summary to clarify that there are no mineral reserves in the Bogoso Prestea Mine project, and to reflect that such project is an exploration stage property.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

31.	Please expand your disclosure to include a description of the existing infrastructure on the property as required by Item 1304(b)(1)(ii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 150 of Amendment No. 2, to include the sub-section “Infrastructure,” to describe existing infrastructure including roads, railroads, airports, towns, ports, sources of water, electricity, and personnel, as required by Item 1304(b)(1)(ii) of Regulation S-K. The Company clarifies to the Staff that the property has electrical substations at Prestea and Bondaye, Marsh area (for discharge water management), and is supplied with electrical power from the Ghana electrical distribution company, GridCo, at a voltage level of 34.5kV to the mine’s Job 600 outdoor substation.

32.	Please expand your disclosure to include the information required by Item 1304(b)(2) of Regulation S-K, such as a description of the present condition of the property, the proposed program of exploration or development, the age and physical condition of the equipment and facilities, as well as details regarding the extent of modernization, the cost or book value of the property and equipment, and any significant encumbrances, including permit requirements and timeframes.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 149 of Amendment No. 2, to include a description of the present condition of the property. The Bogoso Prestea Project includes an extensive underground mine complex, open pit mine, oxide CIL plant, refractory sulphide plant, waste rock dumps, tailings management facilities, and associated mine site infrastructure. Further, the Company has revised the disclosure to include the proposed program of exploration, which is currently with operations suspended and therefore these assets are being maintained on a care and maintenance programme, and the age and physical condition of the equipment and facilities, of which the oxide CIL plant is in reasonable condition and will require some refurbishment and improvements and the refractory plant will require a major refurbishment.

Additionally, the Company has revised the disclosure to include the cost or book value of the property and equipment, and any significant encumbrances, including permit requirements and timeframes, as required by Item 1304(b)(2) of Regulation S-K. The Company property includes a mobile plant and equipment, office furniture and computer equipment in reasonable working condition. The Company plans to renew vehicles and certain mobile plants. As revised in the Amendment No. 2, the Company informs the Staff that there is an attributable book value of USD66M applied to the assets of the Company, as agreed in 2020, and reviewed as part of the Technical Report Summary. This valuation was reviewed by the Competent Person to determine the reasonableness, which was deemed to be a fair valuation.

33.	Please expand your disclosure to include the information required by Item 1304(b)(2) of Regulation S-K, regarding any metallurgical test work that has been conducted, or that will be conducted, particularly with respect to refractory sulphide processing as this appears to constitute the bulk of your mineral resource.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

We expect that your disclosures would need to correlate with the information on page 105 of the technical report summary, indicating that no recent test work has been conducted. If work has been conducted or plans have been made subsequent to the effective date of that report, please include corresponding details including the dates or periods associated with such developments.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and informs the Staff that there has been no metallurgical test work that has been conducted subsequent to the effective date of the Technical Report. Any reference in the Amendment No. 2 to metallurgical test work is associated with the historical production of the Bogoso Prestea Mine only.

In connection with the historical production, the Company advises the Staff that Metallurgical Recovery has been applied to the Table 2 on page 150 of Amendment No. 2, which has been included as a guide. Further, the Company has revised Amendment No. 2 on page 146 to disclose that the Company will be undertaking various studies prior to commencing mining the oxide and transition ore on surface and underground. These will encompass mechanical and engineering studies focused on the processing plant and tailings storage facility, an assessment of the start-up costs and operating costs, and metallurgical test work on the surface ore. A full Detailed Feasibility Study (DFS) will be undertaken on the Sulphide Refractory project, before mining commences.

34.	Please revise your disclosures of mineral resources on page 140 to include the point of reference and the metallurgical recovery factors associated with the estimates in your resource table as required by Item 1304(d) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comments and advises that it has revised the disclosures contained in pages 156 and 157 on Tables 1 and Table 2 to include the point of reference and metallurgical recovery factors. In this sense, the Company informs the Staff that it has revised the notes to the tables to clarify the parameters for the estimates in the resource table, as required by Item 1304(d) of Regulation S-K.

Table 1: Mineral Resource Estimate (“MRE”)

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Table 2: Bogoso and Prestea—Summary of Gold Mineral Resources as of April 2024 Based on the cut off prices set forth in the assumptions below

Bogoso Prestea Project Mineral Resource Estimate (1st April 2024)
		Tonnes (Mt)	Au (g/t)	Cut-Off Grade (Au g/t)	Metallurgical Recovery (%)
Open Pit	Measured Mineral Resources	13.98	1.87	0.7	96
	Indicated Mineral Resources	61.98	1.98	0.7	96
	Measured + Indicated Mineral Resources	75.97	1.96	0.7	96
	Inferred Mineral Resources	11.70	1.90	0.7	96
Underground	Measured Mineral Resources	0	0	5.2	96
	Indicated Mineral Resources	0.63	15.98	5.2	96
	Measured + Indicated Mineral Resources	0.63	15.98	5.2	96
	Inferred Mineral Resources	0.47	12.70	5.2	96

The assumptions used for the MRE calculations are:

●	The effective date of the Mineral Resource estimate is 1st April 2024;

●	Open pit Mineral Resources are reported within optimised open pit shells at an effective Au price of $2,050/oz (RF1.35 based on a base case of $1,500/oz

●	Open pit Mineral Resources are reported to a cut-off grade of 0.7g/t Au for both free milling and refractory material, based on a gold price of UD$1950/oz;

●	Underground Mineral Resources are reported to a cut-off grade of 5.2g/t Au, based on a gold price of UD$1950/oz;

●	Mineral Resources do not include material in TSF 1;

●	Mineral Resources are material which satisfies the requirement that they have reasonable prospects for eventual economic extraction (RPEEE); and

●	Mineral Resources are reported INCLUSIVE of material which may fall into the Reserve category upon application of appropriate mining factors.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

35.	Please disclose the information required by Item 1305 of Regulation S-K, regarding your internal controls over exploration and mineral resource and reserve estimation efforts, to include quality control and assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in the estimation.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has included disclosure on page 157 to clarify BGHL’s internal controls related to its exploration projects in response to the Staff’s comment. Specifically, BGHL informs us that Dr. John Arthur (independent consultant to BGHL) is a qualified person as defined in NI 43-101, has reviewed the technical information on this property and is responsible for the production and sign-off of the Mineral Resource estimate. All exploration data from the leases and concessions were collected by Golden Star Resources Limited (“GSR”) personnel, with the exception of auger sampling programs where contractors are occasionally hired. Contractors are supplied with comprehensive field procedures designed to ensure reliability of the exploration data and minimize voluntary and inadvertent contamination and supervised by GSR employees. For all drilling programs, GSR followed a standardized approach to drilling and sampling on all its Ghanaian projects. Sampling is typically carried out along the entire drilled length. Sampling from RC drilling is carried out using a standard single cyclone with samples collected at 1.0m intervals through the expected mineralized zone. In zones of waste rock, the sample interval is occasionally increased to a 3.0m composite. However, all samples are assayed and if a 3.0m sample returns a significant grade value the original 1.0m samples will be assayed individually. Core from surface diamond drilling (DD) is collected using HQ  size core barrels. The core is logged and sawn in half at the Bogoso mine site and 1.0m samples are prepared through the prospective mineralized zone. Sample assays were performed at either SGS Laboratories in Tarkwa (“SGS Tarkwa”) or Transworld (now Intertek) Laboratories (“TWL”) which is also based in Tarkwa. Sample preparation and analysis were carried out to industry standards with sample pulverization to 90-95% passing 75μm (depending on laboratory) with a 50g pulp selected for fire assay with an AA finish at both laboratories. QA/QC sample procedures for internal control have varied over the different drill programs across Bogoso Prestea but have included replicates (field duplicates) as an assessment of sampling precision ad deposit variability, check duplicates (coarse duplicates) as a check on the ability of sample preparation and sampling to produce a homogenous sample, repeat duplicates (pulp duplicates) as an assessment of repeatability of sample analysis, blank samples as an assessment of potential contamination and efficiency of the laboratory and standard samples (certified reference materials) as an assessment of analytical precision and accuracy. Whilst the percentage of such samples submitted alongside regular samples varied across the different exploration programmes, the QP was involved in a review of said samples prior to each Mineral Resource update and, where required, requested additional duplicate or other QA/QC samples for additional data verification.

36.	We note your disclosure regarding the assumptions of the consensus gold price, as well as the estimated requirements for Expansion Capex and Sustaining Capex. Please revise to provide all material assumptions when determining these estimated requirements and gold prices.

RESPONSE: The Company acknowledges the Staff’s comments and informs that the Staff that it has revised Amendment No. 2 on pages 147, 148 and 149 to provide the material assumptions used to determine estimated requirements and gold prices.

The assumptions and analysis used to determine the various gold prices used in the report was based upon market evidence of comparative projects, proposed and agreed collectively by the competent persons and the Company. For each category, a conservative price was applied, taking into consideration long term gold price forecasts, geo-politics, interest rate cuts, inflation and central bank buying. Overall, a conservative gold price was agreed for the cash flow forecast, which was based on a review of various Banks and Financial Institutions and their forecast gold prices.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Financial Statements

Blue Gold Holdings Limited

Note 6 - Commitments and Contingencies, page F-8

37.	Please expand your disclosure to describe the material terms of the purchase and assumption agreement including, but not limited to, the purchase price and consideration given in exchange for these mining assets.

RESPONSE: The Company acknowledges the Staff’s comments and informs that the Staff that it has revised Amendment No. 2 on page 151 to describe the material terms of the Purchase and Assumption Agreement (“P&AA”).

Amendment No. 1 to Registration Statement on Form F-4

Exhibits and Financial Statements Schedules

Exhibit 96.1 - Technical Report Summary, page II-1

38.	We note that the qualified person has quantified proven and probable mineral reserves in Section 12.3 on page 137 of the technical report summary, although disclosures on pages 8, 20 and elsewhere in the report indicate the preliminary or conceptual life-of-mine plan and optional cash flow analysis are based on mineral resources. Therefore, unless substantial revisions are made the estimates of mineral reserves in the technical report summary are not adequately supported and should be removed.

RESPONSE: The Company acknowledges the Staff’s comments and informs the Staff that the Technical Report Summary has been revised on pages 8, 9, 10, 86, 90, 116-120, 172, 175 and 179 to remove all references to mineral reserves. The Company further clarifies that any reference made to reserves in the History section of the Amendment No. 2 refers to the historic production only, and not to the mineral reserves.

We note various disclosures in the registration statement indicating you have established mineral reserves although you appear to only quantify mineral resources outside of the technical report summary. If you believe that you are able to support disclosures of mineral reserves, you would need to obtain and file a preliminary feasibility study or feasibility study that includes a detailed evaluation of modifying factors that demonstrates the economic viability of the project, consistent with Item 1302(e) of Regulation S-K; for example, the content prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K, including details of assumptions made in converting resources to reserves in paragraph (12) and the economic analysis prescribed in paragraph (19) would need to coincide. However, if this is not presently feasible the technical report summary will need to be revised to remove the estimates of mineral reserves and should be clearly labeled as an initial assessment. Under this scenario, all language in the registration statement indicating you have established mineral reserves should also be removed or revised to clarify that you are only reporting mineral resources because you have not established the economic viability of any mineral resources.

RESPONSE: The Company acknowledges the Staff’s comments and informs us that the Technical Report Summary to remove any references to mineral reserves. The Company further clarifies that any reference made to reserves in the History section of the Amendment No. 2 refers to the historic production only, and not to the mineral reserves. A revised Technical Report Summary has been filed as an exhibit to Amendment No. 2.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

39.	The matter referenced in the preceding comment and the observations made in this comment will need to be addressed in consultation with the qualified persons involved in preparing the technical report summary as you will need to obtain and file a revised technical report summary to resolve these concerns.

The revised technical report summary must include all content prescribed by Item 601(b)(96)(iii) of Regulation S-K and be prepared in a manner that is consistent with the requirements in Item 1302 of Regulation S-K. Please coordinate with the qualified persons as necessary to address the following points.

●	Given that four persons have signed the technical report summary, the report should be modified to clearly delineate the section or sections of the report that have been prepared by each qualified person as required by Item 1302((b)(1)(i) of Regulation SK.

●	Historical estimates of resources and reserves that have not been prepared in accordance with Subpart 1300 of Regulation S-K should be removed.

●	Each mineral resource table should be revised to include the selected point of reference as required by Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.

●	The opinion of the qualified persons on whether all issues relating to the technical and economic factors that are likely to influence the prospect of economic extraction can be resolved with further work must be provided to comply with Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

●	The cashflow analysis should be accompanied by disclosure stating the accuracy and contingency levels to comply with Item 1302(d)(4)(i) of Regulation S-K.

●	As the disclosure on page 185 indicates the economic analysis includes some inferred resources, the results of the economic analysis excluding inferred mineral resources must also be provided, along with the other information prescribed by Item 1302(d)(4)(ii) of Regulation S-K.

●	The cashflow forecasts in Section 19.3 should be revised to include a “Total” column.

●	Given the disclosure with respect to tailings reprocessing in Section 21, quantification of tailings and disclosures of the respective grades should be removed until these materials are upgraded to a mineral resource through the completion of an initial assessment.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and informs the Staff that the Technical Report Summary has been revised in Section 2.3 – Qualified Persons and Details of Inspection. As required by Item 1302(b)(1)(i) of Regulation SK, the Company clearly delineated the sections of the Technical Report Summary prepared by each of the four qualified persons in Table 2.1. Further, the Company advises the Staff that it has included a table for the respective signatures on page 213 of the Technical Report Summary to denote that the four competent persons have acknowledged their respective areas.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Further, the Company informs the Staff that the Historical Estimates have been revised in the Technical Report Summary in its Section 11, in accordance with Subpart 1300 of Regulation S-K.

The Company advises the Staff that, as required by Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K, the Technical Report Summary has been revised to include the mineral resource estimates at a specific point of reference, as disclosed on page 134.

Further, the Company informs the Staff that the Technical Report Summary has been revised to provide the qualified person’s opinion on whether all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work, as required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K. The Technical Report Summary, in Section 11.12 – Qualified Person’s Opinion on Factors that are Likely to Influence the Prospect of Economic Extraction, outlined the qualified person’s opinion that given the advances both in geological and structural knowledge of the deposits and the host units as well as changes to processing and metallurgical technology and research, it may be the case that the original wireframes used for the definition of the Mineral Resource domains could be refined and updated to provide further confidence in the Mineral Resources going forward.

Additionally, the Technical Report Summary has been revised in Section 18.2.1 – Capital Expenditure, to disclose the accuracy level of at least approximately ±50% and a contingency level of no greater than 25%, in Table 18.4. Moreover, the Company informs the Staff that Section 2.2 – Sources of Information of the Technical Report Summary also includes a disclosure for the accuracy of the data provided.

The Company informs the Staff that, as prescribed by Item 1302(d)(4)(ii) of Regulation S-K, the Technical Report Summary has been revised at Section 19 – Economic Analysis in the Technical Report Summary to remove the Inferred resources from Table 19.1.

Further, the Company informs the Staff that Table 19.3 Pre-financing Cashflow, 2024-2023, in the Technical Report Summary has been revised to include a “Total” column.

Finally, the Company advises the Staff that the Technical Report Summary has been revised to delete the references to TSF-1 tailings in the Technical Report Summary. The Company informs that the tailings are not included in the LOM plan, and thus, not included in the Mineral Resource developed at this stage.

Michael Purcell
Timothy Levenberg
U.S. Securities & Exchange Commission

September 25, 2024

Exhibits

40.	Please file the exhibit required by Item 601(b)(21) regarding your subsidiaries.

The Company acknowledges the Staff’s comment and informs that it has revised the Amendment No. 2 to include list of the subsidiaries of the Company in Exhibit 21.1.

General

41.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investor in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investor during the Company’s presentations, and no copies were retained by the potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Amendment No. 2.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner